April 25, 2025

Earl Ellis
Chief Financial Officer
ABM Industries Incorporated
One Liberty Plaza, 7th Floor
New York, NY 10006

        Re: ABM Industries Incorporated
            Form 8-K Filed December 18, 2024
            Response dated March 28, 2025
            File No. 1-08929
Dear Earl Ellis:

       We have reviewed your March 28, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March 6,
2025 letter.

Form 8-K Filed December 18, 2024
Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures

1. We note your response to our prior comment. We believe that the "Prior year self-
        insurance adjustment" to arrive at the non-GAAP financial measures Adjusted Net
        Income and Adjusted EBITDA is inconsistent with the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations
        because it removes a component of the reserve that is required by GAAP. Please revise your presentation to exclude this adjustment in your calculation of any non-
        GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G.
 April 25, 2025
Page 2


        Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Dean Chin, Chief Accounting Officer